October 22, 2007
Christian N. Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4563
Washington, DC 20549

Re:	Wachovia Corporation Definitive 14A Filed March 9, 2007 File No. 01-10000
Dear Mr. Windsor:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 26, 2007, regarding the above-referenced proxy statement.
     Wachovia’s responses to the Staff’s comments are set forth below. For your convenience, Wachovia has restated the Staff’s comments and has keyed responses accordingly.
Compensation of Directors, page 18
1.	Disclose all assumptions made in the valuation of awards in the option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

As noted in the proxy statement, non-employee directors of Wachovia are not eligible to participate in any of Wachovia’s stock compensation plans. Wachovia did not include an option awards column in the Directors Compensation Table because non-employee directors do not receive stock options or stock awards for their service as directors. As noted in Footnote (7) to the Director Compensation Table, directors are compensated with a mandatory deferred common stock unit contribution, which has been reflected in the “Stock Awards” column at the SFAS 123R value.

2.	For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please see Wachovia’s response to Comment 1.
Nonqualified Deferred Compensation, page 38
3.	Please clarify how earnings on the plans available to the named executive officers are calculated. Please refer to Item 402(i)(3)(ii) of Regulation S-K.

Wachovia refers the Staff to the narrative discussion beginning on page 39 and continuing to page 41, which provides a summary of each deferred compensation plan in which named executive officers participated in 2006. Included in that disclosure is a description of how earnings are calculated and credited to participants. Wachovia notes the Staff’s comment and will add a cross-reference to the deferred compensation plan descriptions in the Nonqualified Deferred Compensation Table in future filings.
Compensation Discussion and Analysis, page 55
4.	As discussed in the first paragraph of Section II(B)(I) of Release 33-8732; the compensation discussion and analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Accordingly, please move your compensation discussion and analysis to the beginning of your compensation section.

Wachovia notes the Staff’s comment and will move the Compensation Discussion & Analysis to the beginning of its compensation section in future filings.

5.	In your discussion of the composition of and changes to Mr. Thompson’s compensation over the last three years, you indicate that one factor considered by the Committee in making both short-term and longer term compensation was the performance of Wachovia’s shares compared to the performance of the shares of your peer group companies. Also, in you disclose, in your discussion of short term and longer term incentive compensation, that one factor considered by the Committee was a more generalized comparison of Wachovia’s performance compared with those of its peers. If the Committee has specific targets for the performance of Wachovia’s common stock compared with the performance of the peer group, please discuss this measure of performance target. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v) and (vi) of Regulation S-K.

Wachovia’s Compensation Committee does not set specific targets for the performance of Wachovia’s common stock compared with the performance of the peer group. The presentation of Wachovia’s common stock performance was intended to illustrate that

Mr. Thompson’s aggregate performance compensation increased at rates significantly less than Wachovia’s common stock and earnings per share increased for the periods presented.

6.	It appears that the Committee used its discretion in adjusting performance results, adjusting the results both upward and downwards. Please discuss and explain the various adjustments made by the Committee in exercising its discretion so that the reader is better able to understand the impact of each exercise of discretion. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

As discussed on page 60 of the proxy statement, Wachovia’s Compensation Committee adjusted the performance results for the annual cash incentive award funding to remove the unintended and uncontrollable expense associated with the recognition of stock option expense for retirement-eligible employees required by SFAS 123R and for the positive earnings and share impact of the Golden West acquisition which occurred in the fourth quarter of 2006. Neither of these events was known at the time the performance goals were set.

7.	You consistently refer to the Amended and Restated 2003 Stock Incentive Program, the policy which dictates most of your incentive payments made to the named executives, as SIP. However, you only define the SIP in a footnote to the Summary Compensation Table. Please provide a definition of the SIP as part of your Compensation Discussion and Analysis, so that readers are better able to understand your disclosure.

Wachovia notes the Staff’s comment and will more clearly define the SIP in the Compensation Discussion & Analysis.

8.	In your Grants of Plan Based Awards table, it appears that non-equity compensation can significantly exceed the amounts payable based upon the targeted performance level. Please discuss the standard for paying executives compensation in the event that the “superior (performance target) level” is reached. Please refer to Item 402(b)(I)(v) of Regulation S-K.

For 2006, superior performance would have been the attainment of 115% of Wachovia’s cash earnings per share goal and achieving 128% of the economic profit goal.

9.	In your discussion of the structure of your equity compensation for your Chief Executive Officer, beginning on page 66, you indicate that in 2006, the Committee chose to pay Mr. Thompson’s equity compensation in the form of 80% restricted stock and 20% stock options. Please discuss why the Committee chose to pay equity compensation in the form of restricted stock or stock options. Please refer to Item

402(b)(I)(v) and 402(b)(2)(ii) and (iii) of Regulation S-K. Also, discuss any additional factors that the Committee considered in setting the compensation amounts of the other named executive officers.

Wachovia refers the Staff to the discussion beginning in the last paragraph on page 64 and carrying over to page 65 where Wachovia discloses why Wachovia’s Compensation Committee chose to pay equity compensation in the form of restricted stock and stock options, and the factors the Compensation Committee considered in setting the equity compensation amounts of the other named executive officers. Wachovia notes that the annual equity awards to all participants in the SIP were in the form of 80% restricted stock and 20% stock options, consistent with the awards to the named executive officers, including Mr. Thompson.
* * *

     Wachovia acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 374-3234.
Very truly yours,
/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.
Senior Vice President and Deputy General Counsel

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